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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------


                                 SCHEDULE 14D-1
                               (Amendment No. 37)
                             Tender Offer Statement
      (Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)

                           ---------------------------


                        Kansas City Power & Light Company
                            (Name of Subject Company)
                             Western Resources, Inc.
                                    (Bidder)
                         Common Stock, Without Par Value
                         (Title of Class of Securities)
                                    48513410
                      (CUSIP Number of Class of Securities)
                                John K. Rosenberg
                  Executive Vice President and General Counsel
                             Western Resources, Inc.
                                818 Kansas Avenue
                              Topeka, Kansas 66612
                              Phone: (913) 575-6300
                (Name, Address, including Zip Code, and Telephone
               Number, including Area Code, of Agent for Service)

                           ---------------------------

                                   Copies to:

                                Neil T. Anderson
                               Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000

                                 William S. Lamb
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                              125 West 55th Street
                            New York, New York 10019
                                 (212) 424-8000


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         This Amendment No. 37 amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), originally filed by Western Resources, Inc., a Kansas corporation ("Western Resources"), on July 8, 1996 relating to the exchange offer disclosed therein to exchange all of the outstanding Shares for shares of Western Resources Common Stock upon the terms and subject to the conditions set forth in the Prospectus, dated July 3, 1996, and the related Letter of Transmittal. Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-1.


Item 8.       Persons Retained, Employed or to be Compensated.

     Item 8 is hereby amended and supplemented as follows:

         In its capacity as Dealer Manager for the Offer, Salomon Brothers Inc ("Salomon") has agreed to use its reasonable best efforts to make arrangements for a group of soliciting dealers, including Salomon, to execute a Soliciting Dealer Agreement pursuant to which such soliciting dealers (each, a Soliciting Dealer) will solicit tenders of Shares pursuant to the Offer. Western Resources has agreed to pay to each Soliciting Dealer who properly executes a Soliciting Dealer Agreement prior to the Expiration Date (i) $0.125 per Share for each Share properly tendered and not withdrawn pursuant to the Offer, up to a maximum of $250.00 per beneficial owner of Shares, on the first scheduled expiration date of the Offer on which a majority of the then outstanding Shares have been properly tendered and not withdrawn pursuant to the Offer and (ii) $0.125 per Share for each Share properly tendered and not withdrawn pursuant to the Offer, up to a maximum of $250.00 per beneficial owner of Shares, on the earlier of (x) the acceptance by Western Resources of Shares for exchange pursuant to the Offer and (y) the first date of public announcement of a definitive merger agreement between Western Resources and KCPL. Joint owners are to be treated as a single owner for purposes of, and only a single fee will be payable under each of clauses (i) and (ii) of, the preceding sentence.


         In order to be paid any fee, a Soliciting Dealer must be designated in the appropriate section of a properly executed Letter of Transmittal or Notice of Guaranteed Delivery indicating that such Soliciting Dealer solicited the tender of the Shares specified therein. No fee will be paid to any Soliciting Dealer for Shares tendered pursuant to a Notice of Guaranteed Delivery unless the certificates for such tendered Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, with any required signature guarantees and all other documents required by the Letter of Transmittal are received by the Exchange Agent within three New York Stock Exchange, Inc. trading days after the date of execution of such Notice of Guaranteed Delivery. In addition, acceptance of compensation by a Soliciting Dealer will constitute a representation by it to Western Resources that (i) it has complied with the Securities Act of 1933 and the Securities Exchange Act of 1934, each as amended, and, in each such case, the applicable rules and regulations thereunder, in connection with its solicitation of Shares, and has undertaken such solicitation only in such states and other jurisdictions where such solicitation activities may be lawfully undertaken and in accordance with the laws thereof; (ii) it is entitled to such compensation for such solicitation under the terms of the Offer and of a properly executed Soliciting Dealer Agreement; (iii) in soliciting tenders of Shares it has used no soliciting materials other than those authorized by Western Resources; (iv) it has not charged a fee to a beneficial owner of Shares in order for such Soliciting Dealer to complete or help complete a Letter of Transmittal or Notice of Guaranteed Delivery for such beneficial owner; and (v) it is a member in good standing of the NASD or a foreign broker or dealer that will not solicit tenders of Shares within the United States, its territories or possessions, or from nationals or residents therein, and in each case will comply with the Conduct Rules of the NASD. Western Resources has agreed to indemnify the Soliciting Dealers for certain liabilities in connection with their soliciting activities, including certain liabilities under the federal securities laws.



Item 11.          Material to be Filed as Exhibits.

         Item 11 is hereby amended and supplemented by adding thereto the following:

         (a)(2)(i) Letter of Transmittal with respect to the Shares, reflecting October 25, 1996 expiration date of the Offer and Soliciting Dealer information.

         (a)(3)(i)  Notice of Guaranteed Delivery reflecting
Soliciting Dealer information.

         (a)(99) Information mailed on or about September 28, 1996 to certain KCPL Shareholders.

         (a)(100) Information mailed on or about September 28, 1996 to certain KCPL Shareholders.

         (a)(101) Letter to certain KCPL Shareholders mailed on or about September 28, 1996.

         (a)(102) Letter to certain KCPL Shareholders mailed on or about September 28, 1996.

         (a)(103) Letter to certain KCPL Shareholders mailed on or about September 28, 1996.

         (a)(104) Brochure mailed to KCPL Shareholders on or about September 28, 1996.

         (a)(105) Brochure mailed to KCPL Shareholders on or about September 28, 1996.



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      By: /s/ Jerry D. Courington
                                          Name:  Jerry D. Courington
                                          Title: Controller



Dated:  September 30, 1996



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                                  EXHIBIT INDEX



 Exhibit
   No.           Description
--------         -----------

(a)(2)(i) Letter of Transmittal with respect to the Shares, reflecting October 25, 1996 expiration date of the Offer and Soliciting Dealer information.

(a)(3)(i)        Notice of Guaranteed Delivery reflecting
                 Soliciting Dealer information.

(a)(99) Information mailed on or about September 28, 1996 to certain KCPL Shareholders.

(a)(100) Information mailed on or about September 28, 1996 to certain KCPL Shareholders.

(a)(101) Letter to certain KCPL Shareholders mailed on or about September 28, 1996.

(a)(102) Letter to certain KCPL Shareholders mailed on or about September 28, 1996.

(a)(103) Letter to certain KCPL Shareholders mailed on or about September 28, 1996.

(a)(104)         Brochure mailed to KCPL Shareholders on or about
                 September 28, 1996.

(a)(105)         Brochure mailed to KCPL Shareholders on or about
                 September 28, 1996.